Exhibit 99.1

Corus Entertainment announces 16% dividend increase for Class A and B shareholders

TORONTO, July 14, 2011 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced today that its Board of Directors has approved a $0.12 increase in its annual dividend.

The Company's monthly dividend for holders of its Class A and Class B Shares will increase to $0.072083 and $0.0725 respectively. The dividend will be paid on each of August 31, 2011, September 30, 2011 and October 31, 2011 to shareholders of record at the close of business on August 15, 2011, September 15, 2011 and October 14, 2011 respectively.

At the new rate, the expected dividend on an annual basis for the Company's Class A and Class B Shares is $0.865 and $0.87 respectively, up from the previous rate of $0.745 and $0.75 respectively.

"Our continuing strong business results have allowed us to declare a second significant increase in our annual dividend this fiscal year," said Heather Shaw, Executive Chair, Corus Entertainment Inc. "This 16% increase represents our commitment to providing value to our shareholders and demonstrates the strength of our free cash flow."

The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.

Corus' Board of Directors reviews the dividend on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors and there is no entitlement to any dividend prior thereto.

Registered shareholders who are residents of Canada and who are not currently participating in Corus' Dividend Reinvestment Plan ("the Plan") may elect to participate in the Plan through the completion of an enrollment form which can be obtained from the Company's Plan administrator, CIBC Mellon Trust Company, on their website at www.cibcmellon.com or by calling 1.800.387.0825. The Plan allows eligible holders of Class A Shares and Class B Shares to acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. Non-registered beneficial shareholders who are residents of Canada and who wish to join the Plan should consult their broker, financial institution or other intermediary through which they hold Class A Shares or Class B Shares.

At this time, Corus' Board of Directors confirms that the Company will continue to issue shares from treasury at a 2% discount from the average market price to Plan participants of record, as determined pursuant to the terms of the Plan.

There were 3,439,212 Class A Voting Shares outstanding and 79,007,154 Class B Non-Voting Shares outstanding on June 30, 2011.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company.  Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation.  The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107, and 102.1 the Edge.  Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B).  Experience Corus on the web at www.corusent.com.

For further information:
John Cassaday President and Chief Executive Officer Corus Entertainment Inc. 416.479.6018	Tom Peddie, FCA Executive Vice President and Chief Financial Officer Corus Entertainment Inc. 416.479.6080
Sally Tindal Director, Communications Corus Entertainment Inc. 416.479.6107

CO: Corus Entertainment Inc.

CNW 07:00e 14-JUL-11